Pricing Term Sheet
Filed Pursuant to Rule 433(d)
Registration Statement No. 333-279582
January 5, 2026

Issuer:	Wisconsin Public Service Corporation
Security:	Senior Notes, 4.25% Series Due January 15, 2031
Principal Amount:	$300,000,000
Maturity:	January 15, 2031
Coupon:	4.25%
Initial Price to Public:	99.963% per Senior Note
Yield to Maturity:	4.258%
Spread to Benchmark Treasury:	+55 basis points
Benchmark Treasury:	UST 3.625% due December 31, 2030
Benchmark Treasury Yield:	3.708%
Interest Payment Dates:	January 15 and July 15, commencing July 15, 2026
Redemption Provisions:	Prior to December 15, 2030 (the date that is one (1) month prior to the maturity date, which is referred to herein as the “Par Call Date”), the Senior Notes will be redeemable at the option of the Issuer, in whole or in part, at any time and from time to time, at a “make-whole” redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Senior Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, as defined in the preliminary prospectus supplement of the Issuer dated the date hereof, plus 10 basis points less (b) interest accrued to, but not including, the date of redemption; and (2) 100% of the principal amount of the Senior Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but not including, the redemption date.
On or after the Par Call Date, the Issuer may redeem the Senior Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Senior Notes being redeemed plus accrued and unpaid interest thereon to, but not including, the redemption date.
Trade Date:	January 5, 2026
Expected Settlement Date:	January 8, 2026 (T+3)
Expected Ratings (Moody’s/S&P/Fitch):*	A2 (Negative)/A- (Stable)/A+ (Stable)
CUSIP/ISIN:	976843 BR2 / US976843BR26
Joint Book-Running Managers:	MUFG Securities Americas Inc.
PNC Capital Markets LLC
Scotia Capital (USA) Inc.
Co-Manager:	Cabrera Capital Markets LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling MUFG Securities Americas Inc. toll-free at (877) 649-6848, PNC Capital Markets LLC toll-free at (855) 881-0697 or Scotia Capital (USA) Inc. toll-free at (800) 372-3930.